UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
 _____________________________________
FORM SD
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LUNA INNOVATIONS INCORPORATED
(Exact name of registrant as specified in its charter)
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Delaware	000-52008	54-1560050
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
One Riverside Circle, Suite 400
Roanoke, VA 24016
(Address of Principal Executive Offices)
Dale Messick, CFO - (540) 769-8400
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Luna Innovations Incorporated (“LUNA”) is attached as Exhibit 1.02 and is available at http://www.lunainc.com, under Investor Relations.

LUNA has adopted a conflict minerals policy, which is available at http:// www.lunainc.com, under Investor Relations. This policy is not incorporated herein by reference.

Item 1.02 Exhibit
The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Luna Innovations Incorporated

Date: May 30, 2014	By: /s/ Dale Messick
Dale Messick, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)